UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Oncorus, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

68236R103

(CUSIP Number)

April 1, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68236R103	Page 2 of 9

1	NAMES OF REPORTING PERSONS: K2 HealthVentures Equity Trust LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 2,593,767 (1)
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 2,593,767 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,593,767 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.1% (2)
12	TYPE OF REPORTING PERSON: OO

(1)	See Item 2.
(2)	See Item 4(b).

CUSIP No. 68236R103	Page 3 of 9

1	NAMES OF REPORTING PERSONS: Parag Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 2,593,767 (1)
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 2,593,767 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,593,767 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.1% (2)
12	TYPE OF REPORTING PERSON: HC, IN

(1)	See Item 2.
(2)	See Item 4(b).

CUSIP No. 68236R103	Page 4 of 9

1	NAMES OF REPORTING PERSONS: Anup Arora
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 2,593,767 (1)
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 2,593,767 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,593,767 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.1% (2)
12	TYPE OF REPORTING PERSON: HC, IN

(1)	See Item 2.
(2)	See Item 4(b).

CUSIP No. 68236R103	Page 5 of 9

Item 1(a).	Name of Issuer:

Oncorus, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4 Corporate Drive

Andover, MA 01810

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of the following persons with respect to the shares of Common Stock of the Issuer:

(i) K2 HealthVentures Equity Trust LLC (“K2HV Equity”);

(ii) Parag Shah; and

(iii) Anup Arora.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

This Schedule 13G relates to 390,056 shares of common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”) underlying a warrant with an exercise price of $1.5126 and expiration of April 1, 2032 (the “Warrant”) and 2,203,711 shares of Common Stock underlying the fully funded $20 million first tranche (the “First Tranche”) of a four-tranche, $45 million convertible term loan with a conversion price of $2.2689 and maturity date of April 1, 2026 (the “Term Loan”).

In addition to the First Tranche, the Loan and Security Agreement provides for three subsequent tranches totaling $25.0 million to be funded upon the achievement of certain time-based, clinical and regulatory milestones. The Reporting Persons may elect at any time, following the closing but prior to the full repayment of the Term Loan, to convert into shares of Common Stock up to an aggregate of $5 million in principal amount of the Term Loan then outstanding, at a conversion price of $2.2689.

Pursuant to the terms of the Loan and Security Agreement, the Reporting Persons may not convert any portion of the Term Loan into shares of Common Stock to the extent that, upon conversion, the beneficial ownership of the Reporting Persons (including any affiliates and Section 13(d) “group” members) would exceed 9.985% of the total number of shares of Common Stock outstanding (the “9.985% Cap”) or 19.99% of the total number of shares of Common Stock outstanding (the “19.99% Cap”). The Reporting Persons may waive the 9.985% Cap upon 61 days’ prior written notice to the Issuer, but may not waive the 19.99% Cap.

K2HV Equity is an investment vehicle for holding equity securities and may be deemed to beneficially own the shares of Common Stock that it has the right to acquire within 60 days upon conversion of the Term Loan and Warrant. Mr. Shah and Mr. Arora serve as the managing members of K2HV Equity and, in such capacities, may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by K2HV Equity.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is 855 Boylston Street, 10th Floor, Boston, MA 02116.

Item 2(c).	Citizenship:

(i) K2HV Equity is a Delaware limited liability company;

(ii) Mr. Shah is a citizen of the United States of America; and

(iii) Mr. Arora is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

68236R103

CUSIP No. 68236R103	Page 6 of 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned

Each of the Reporting Persons may be deemed the beneficial owner of 2,593,767 shares of Common Stock that K2HV Equity has the right to acquire within 60 days upon conversion of the Term Loan and the Warrant.

Item 4(b).	Percent of Class

Each of the Reporting Persons may be deemed the beneficial owner of approximately 9.1% of the shares of Common Stock outstanding.

The foregoing beneficial ownership percentage is calculated based on the sum of (i) 25,973,135 shares of Common Stock outstanding as of July 29, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2022 and (ii) the aggregate 2,593,767 shares of Common Stock that K2HV Equity has the right to acquire within 60 days upon conversion of the Term Loan and the Warrant.

Item 4(c).	Number of Shares as to which each Reporting Person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,593,767

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 2,593,767

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

CUSIP No. 68236R103	Page 7 of 9

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 68236R103	Page 8 of 9

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 1, 2022

K2 HEALTHVENTURES EQUITY TRUST LLC

By:	/s/ Anup Arora
Name: Anup Arora
Title: Managing Member

PARAG SHAH

By:	/s/ Parag Shah

ANUP ARORA

By:	/s/ Anup Arora

CUSIP No. 68236R103	Page 9 of 9

EXHIBIT INDEX

SCHEDULE 13G

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement